UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

May 20, 2021

Commission File No. 0001-34184

SILVERCORP METALS INC.
(Translation of registrant’s name into English)

Suite 1750 - 1066 West Hastings Street
Vancouver, BC Canada V6E 3X1
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F [   ] Form 40-F [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [   ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is “submitting” the Form 6-K in paper as permitted by Regulation S-T “Rule” 101(b)(7) [   ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 20, 2021	SILVERCORP METALS INC.

/s/ Derek Liu
Derek Liu
Chief Financial Officer

EXHIBIT INDEX

EXHIBITS 99.4, 99.5, 99.6 AND 99.7 INCLUDED WITH THIS REPORT ARE HEREBY INCORPORATED BY REFERENCE AS EXHIBITS TO THE REGISTRANT'S REGISTRATION STATEMENT ON FORM F-10 (FILE NO. 333-249939), AS AMENDED AND SUPPLEMENTED, AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBIT	DESCRIPTION OF EXHIBIT

99.1	News Release - (May 20, 2021) Silvercorp Reports Net Income of $46.4 Million, $0.27 per Share, and Cash Flow from Operations of $85.9 Million for Fiscal 2021
99.2	Form 52-109F1 Certificate of Annual Filings - full certificate - CFO
99.3	Form 52-109F1 Certificate of Annual Filings - full certificate - CEO
99.4	Silvercorp Metals Inc. Financial Statements for year ended March 31, 2021
99.5	Silvercorp Metals Inc. MD&A for year ended March 31, 2021
99.6	Consent of Deloitte LLP
99.7	Consent of Guoliang Ma